Exhibit 99.1

SDLP - Seadrill Partners LLC receives notice of termination for the West Sirius and extends the West Capricorn

London, United Kingdom, March 30, 2015 - Seadrill Partners LLC (NYSE: SDLP) (“Seadrill Partners”) has received a notice of termination from BP Exploration & Production Inc. (“BP”) for the contract for the West Sirius which will be effective after having completed the current well and demobilization, which Seadrill Partners estimates to be by early May 2015.

Prior to the cancellation notice, the dayrate and term for the West Sirius and West Capricorn contracts were swapped. The West Sirius dayrate was decreased by $40,000 per day and the term was decreased by two years to expire in July 2017 while the dayrate for the West Capricorn was increased by $40,000 per day and the term was extended by two years to expire in July 2019. Amortized payments for the West Capricorn such as mobilization and upgrades will continue on the original schedule ending in July 2017. In accordance with the cancellation provisions in the West Sirius contract, Seadrill Partners will receive payments over the remaining contract term, now expiring in July 2017.

As a result of the termination, Seadrill Partners’ backlog will decrease by approximately $160 million. After taking into consideration the expected decrease in operational expense while the unit is cold stacked, and the fact that termination fee payments will not be impacted by downtime, Seadrill Partners does not expect a material impact on its cash flow position over the contract period through July 2017.

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts and the Company’s ability to purchase drilling rigs from Seadrill Limited in the future are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer dilling programs and effects new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, our ability to successfully employ our drilling units, procure or have access to financing, ability to comply with loan covenants, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.